Exhibit 99.1

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Buzzard Phase II Development Commenced Production

(Hong Kong, November 29, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, TSX: CNU) announced today that the Buzzard Phase II development, offshore UK North Sea has safely commenced production.

Buzzard Phase II is located approximately 100 kilometers northeast of Aberdeen, United Kingdom with average water depth of approximately 96 meters. While fully utilizing the existing Buzzard facility, the project has also built a set of underwater production systems. 2 production wells and 2 water injection wells have been brought on stream. Buzzard Phase II is expected to reach its peak production of approximately 12,000 barrels of oil equivalent per day in 2022, increasing Buzzard’s production to 80,000 BOEPD in total.

Mr. Xia Qinglong, President of CNOOC Limited said, “We are very pleased with the commencement of production at Buzzard Phase II. Constant development of the field will strongly promote the growth of the Company's overseas production in the future.”

CNOOC Petroleum Europe Limited, a wholly owned subsidiary of CNOOC Limited, is the operator of Buzzard and has 43.21% interest. The remaining interests are held by Suncor Energy (29.89%), Harbour Energy (21.73%) and ONE-Dyas (5.16%).

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu
Manager, Media & Public Relations
CNOOC Limited
Tel: +86-10-8452-3404
Fax: +86-10-8452-1441
E-mail: mr@cnooc.com.cn

Bunny Lee
Porda Havas International Finance Communications Group
Tel: +852 3150 6707
Fax: +852 3150 6728
E-mail: cnooc.hk@pordahavas.com